

March 4, 2011

Arthur D. Viola
Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, New York 11375

> **Re: Daniels Corporate Advisory Company, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed February 9, 2011**
> **File No. 333-169128**

Dear Mr. Viola:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated January 4, 2011. Please revise to discuss the basis for your determination that your reporting status is worth $450,000. Also, elaborate on the reference to "estimated equity participation value" and clarify how such value was determined in light of your plan of operations. Also, explain how you determined the cash value of your net operating loss. The values you have noted seem more akin to those experienced by companies whose primary plan is to engage in a business combination. Such plan would be appear to fit the objectives of a blank check company that would have to comply with Rule 419 of Regulation C.

2.   We note your response to comment 11 of our letter dated January 4, 2011. It is unclear why your spin-off would result in a "premium valuation." It would appear that your registration of the primary offering of 20.19 million shares would provide you with a

public status even absent the spin-off and end the parent-subsidiary relationship between you and INfe. Please note that statements of belief or expectation should be accompanied by a reasonable basis. As such, please substantiate your statements of belief in your revised disclosure and explain your use of the term "premium valuation."

3. In connection with the preceding comment, it appears that the spin-off is being effected to provide you with a public shareholder base. The use of INfe's shareholders to create a market for your shares would include the resale of your shares by such shareholders and appear to constitute a primary offering. Please revise to register the resale by the recipients in the spin-off and identify such persons as underwriters. Also, please note that such resales should be conducted at a fixed price, unless you are eligible to utilize Rule 415(a)(4) of Regulation C. Alternatively, please clarify the business purpose of the spin-off in light of the fact that you are already registering a primary offering of shares.

Registration Statement Cover Page

4. Please re-calculate the aggregate offering price and total net proceeds. Our calculations indicate that the numbers should be $2,624,703.77 and $2,422,803.48, respectively.

5. Please revise to be consistent with the format of the calculation of fee table as presented in Form S-1, which includes three less columns than you have presented. Consider relocating the disclosure relating to the net proceeds to the cover page of the prospectus.

Prospectus Summary, page 1

6. We note your response to the comment 6 and your disclosure that you had no revenues from operations from 2002 and through August 31, 2010. However, you disclose that you "have booked approximately $85,000 in revenues" on page 5 and have had $30,500 of revenues in the nine months ended August 31, 2010 on page 44. Please revise to reconcile or tell us how the noted disclosures are consistent.

Business Purpose for the Spin-Off, page 2

7. We note your disclosure, "[A]ll of these corporate strategy consulting specialties…. Of our public nano-cap client companies, (those with market-capitalization of less than $50 million)." Please clarify your reference to "our public nano-cap clients."

Risk Factors, page 5

8. We note your response to comment 13 that you wish the risk factors remain in the document. Please note that we have not asked you to delete the risk factors, merely to revise the subheadings throughout, as necessary, to identify briefly the specific harm that would materialize from the disclosed risk so that potential investors may understand the risk as it specifically applies to you from such subheadings. Please revise your risk factor subheadings accordingly.

9.   We note your response to comment 14 that you do not agree and are not able to locate any risk factors that are duplicative. For example, it appears that the risk factors with the subheadings "our inability to obtain sufficient financing…" (page 6) and "we may need to raise additional capital…" (page 10) both address your need for additional capital. The risk factors with the subheadings "if our shares become publicly traded, volatility…" (page 10) and "if our shares become publicly traded, volatility…" (page 13) appear to address the same risk of securities litigation. The two risk factors with the subheading "our issuance of additional common stock…" (page 10) and "our issuance of additional common stock…" (page 12) appear to be the same risk factor. We have only noted examples above. Please review your risk factors section and revise to combine risk factors that appear duplicative.

Limited revenues and ongoing losses, page 5

10.   We note your response to our prior comment 16. Please revise to disclose that you had a loss, rather than income, in the nine month period ended August 31, 2010.

"If our shares become publicly traded and our shares are traded on the Pink Sheets…" page 11

11.   We note your response to comment 18 that you have revised to clarify that your shares would not be "traded" on the Pink Sheets or OTCBB. The subheading continues to note that your shares could be "traded" on those two quotation systems. Please revise to use the term "quoted" instead of "traded."

Use of Proceeds, page 16

12.   Please clarify your reference to "client expansion projects" here or in your business section.

13.   We note your response to our prior comment 21. Please reconcile your disclosure here that your liabilities as of August 31, 2010 include $460,000 of back salary and compensation due to your chairman, Mr. Viola, with your disclosure in the summary compensation table on page 32 that Mr. Viola has received $410,000 of compensation through August 31, 2010.

14.   Please revise your use of proceeds table to present the correct amount of net proceeds.

Capitalization, page 18

15.   We note your response to our prior comment 22. Please revise the table to change the line item "Accumulated other compensation (loss)" to "Accumulated other comprehensive (loss)."

Selected Consolidated Financial Data, page 18

16.   We note your response to our prior comment 23 and reissue the comment. Please revise the amount included in the line "Amort. & Interest expense" for the nine months ended August 31, 2010, of $1,311,911 as a gain (a negative number as presented here), rather than an expense.

Dilution, page 18

17.   We note your response to our prior comment 24 and reissue the comment. We note your disclosure that prior to this offering, you "have 10,000 shares of [your] common stock issued and outstanding, of which 4,809,971 are being registered by some [of your] current stockholders in this prospectus." Please revise to clarify that the number of shares being registered by current stockholders and the net tangible book value per share before the offering include the effect of the expected forward split of 481 shares for 1.

Business, page 20

18.   As currently written, this section discusses your history, sales and marketing, and competition. Please revise this section to provide a detailed discussion of the services you intend to provide. Such discussion should elaborate on your corporate consulting and merchant banking services. Also, discuss the current status of your business, including any the structure in place to provide the two services and whether you have any clients or contracts in place.

19.   We note the revised disclosure in response to comment 28 that you have done research and uncovered the need for your services. Please revise to clarify whether Mr. Viola has determined if there are companies that sign such exclusive contracts. Also, clarify if the exclusive contracts contain any commitments by potential clients to engage in your services.

20.   We note your response to comment 31 that the requested disclosure has been made. We are not able to locate, within this section, disclosure concerning your dependence on your one customer. Also, it does not appear that you have filed the agreement controlling your relationship with your single customer. Please revise as previously requested or tell us why Item 101(h)(4)(vi) of Regulation S-K does not apply.

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 25

21.   We note your response to comment 38 and re-issue the comment, in part. Please revise to clarify if INfe has sufficient resources to fund its indemnification of your guarantee related to the debt owed to NIR and whether the guarantee remains outstanding. If the guarantee does not remain outstanding following the spin-off, please clarify if NIR has agreed to the termination of the guarantee.

Management, page 26

22.   We note your response to comment 42 that the requested changes have been made. We are not able to locate disclosure clarifying whether the "Daniels Corporate Advisory Co." that advised and helped small companies and is where Mr. Viola served as a senior partner since 1990 refers to you. Please revise to clarify.

23.   We note your response to comment 43. Please revise to disclose the time periods where Mr. Viola was associated with Bank of America, Gulf &Western, and Crane Co.

24.   We note your response to comment 44 and re-issue the comment, in part. Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Viola should serve as a director. Refer to Item 401(e) of Regulation S-K.

Certain Transactions, page 33

25.   We note your response to comment 47 that the requested changes have been made. Other than deleting the instructions you have previously included, no additional disclosure was provided. Please revise to provide the disclosure requested by Item 404 of Regulation S-K in this section or confirm that there are no transactions that fit the noted requirements.

Interim Financial Statements, page 43

26.   Please provide updated financial statements in your next amendment. Refer to Rule 8-08 of Regulation S-X.

Balance Sheets, page 43

27.   We note your response to our prior comment 49 and reissue the comment. Please tell us how you determined it was appropriate to record a deferred tax asset and an offsetting amount for income tax payable, citing the authoritative literature upon which you relied.

Statements of Operations, page 44

28.   We note your response to prior comment 50 and reissue the comment in part. Please revise to present debt forgiveness before the subtotal "Net loss before provision for income taxes" and to present debt forgiveness as a gain rather than a loss.

29.   We note your response to our prior comment 51 and reissue the comment once again. Please revise to remove the line item description "Income (Loss) before depreciation & amortization" from your statements of operations, as this line item appears to be a non-GAAP measure. This comment also applies to your annual statements of operations on page 61.

Note 1 – Organization and Basis of Presentation, page 49

30.   We note your response to our prior comment 52 and reissue the comment once again. Please revise here and on page 68 to remove speculative statements asserting that the company "will profit" from future operations.

Note 2 – Summary of Significant Accounting Policies, page 50

Investments, page 51

31.   We note your response to our prior comment 53 and reissue the comment once again. We note your disclosure that you have designated your investments consisting of common stock of publicly traded companies as available-for-sale. Please tell us how you have complied with the provisions of ASC 320-10-50.

Other-Than-Temporary Impairment, page 52

32.   We note your response to our prior comment 54 and reissue the comment once again. It appears that the second bullet point in the list of impairment indicators in not an impairment indicator and should instead be included as a separate paragraph. Please revise here and on page 70 as applicable.

Income Taxes, page 54

33.   We note your response to our prior comment 55 and reissue the comment. Please revise to disclose the amount of net operating loss carryforwards available as of August 31, 2010, consistent with your disclosure on page 58.

Note 3 – Convertible Notes Payable, page 54

34.   We note your response to our prior comment 56 and reissue the comment once again. Please revise your disclosure, as applicable, to clarify whether each reference to the "Company" refers to you or to the parent company Infe Human Resources, Inc.

Exhibits

35.   We note your response to comment 58. Please file the Securities Purchase Agreement as an exhibit to the registration statement or tell us why the agreement is not material. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 23.2

36.   We note your response to our prior comment 59 and reissue the comment. Please have John Scrudato, CPA, revise its consent to reflect that it consents to the use of its audit report in the registration statement, rather than the use of the audited financial statements, and that it consents to the reference to the firm under the caption "Experts" on page 41.

37.   We note the statement that John Scrudato, CPA, prepared the audited financial statements. Please clarify for us the role that John Scrudato, CPA, played in the preparation of the financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Norman T. Reynolds, Esq.
       Norman T. Reynolds Law Firm
       Via *facsimile*: (713) 456-2509